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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                            Pharmacia & Upjohn, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, Par Value $0.01 Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                 716 941 109
         ------------------------------------------------------------
                                (CUSIP Number)

                                 Don W. Schmitz
                        Vice President, Associate General
                         Counsel and Corporate Secretary
                              Pharmacia Corporation
                               100 Route 206 North
                            Peapack, New Jersey 07977
--------------------------------------------------------------------------------
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)


                                 March 31, 2000
          ------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                 SCHEDULE 13D/A

-----------------------                             ----------------------------
CUSIP NO.    716 941 109                             PAGE   2   OF   11    PAGES
-----------------------                             ----------------------------


--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSONS.
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      Pharmacia Corporation
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)(a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
 3    SEC USE ONLY

--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

      AF
--------------------------------------------------------------------------------
 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
     NUMBER OF          7   SOLE VOTING POWER
       SHARES
    BENEFICIALLY            -0-
      OWNED BY         ---------------------------------------------------------
        EACH            8   SHARED VOTING POWER
     REPORTING
       PERSON               -0-
        WITH           ---------------------------------------------------------
                        9   SOLE DISPOSITIVE POWER

                            -0-
                       ---------------------------------------------------------
                       10   SHARED DISPOSITIVE POWER

                            -0-
--------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      -0-
--------------------------------------------------------------------------------
 12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (SEE INSTRUCTIONS)                                                     [ ]

--------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      -0-
--------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      CO
--------------------------------------------------------------------------------

CUSIP Number: 716 941 109                                          Page 3 of 11


         Pharmacia Corporation (formerly Monsanto Company), a Delaware corporation ("PHA") hereby amends the report on Schedule 13D (the "Original
Schedule 13D") filed by PHA on December 29, 1999, with respect to shares of Common Stock, par value $0.01 per share (the "Shares"), of Pharmacia & Upjohn, a Delaware corporation ("P&U Inc."), beneficially owned by it. Capitalized terms used but not defined herein shall have the meaning attributed to such terms in the Original Schedule 13D.




ITEM 2.  IDENTITY AND BACKGROUND

         Item 2 of the Original Schedule 13D is amended in its entirety as follows:


         This statement is being filed by PHA.

         The principal business address of PHA is 100 Route 206 North, Peapack, New Jersey 07977.

         The principal business of PHA is the development, production, marketing and sale of pharmaceutical products. In addition, PHA has one of the world's leading fully integrated agricultural businesses.

         The name, residence or business address, present principal occupation or employment, and the citizenship of each director and executive officer of PHA is set forth in Schedule I hereto and incorporated herein by reference.

         Neither PHA, nor to the best knowledge and belief of PHA, any of the individuals listed in Schedule I has, during the past five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  This Item 2 is qualified in its entirety by reference to
Schedule I which is incorporated herein by reference.

CUSIP Number: 716 941 109                                        Page 4 of 11



ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         Item 5 of the Original Schedule 13D is amended to include the following:


         (e) On December 19, 1999, P & U Inc. and PHA entered into an Option Agreement (the "Option Agreement") under which P & U Inc.granted to PHA an option (the "Option") to purchase up to 77,388,932 shares of Common Stock, par value $.01 per share, of P & U Inc. ("PNU Common Stock"),representing 14.9% of the issued and outstanding PNU Common Stock on the date of grant, at an exercise price of $50.25 per share. Except in certain limited circumstances, PHA could not exercise the Option until a termination of the Agreement and Plan of Merger (the "Merger Agreement"), dated as of December 19, 1999, by and among PHA, P & U Inc. and MP Sub, Incorporated, a Delaware corporation and direct wholly owned subsidiary of PHA ("MP Sub"). On March 31, 2000, pursuant to terms of the Merger Agreement, MP Sub merged (the "Merger") with and into P & U Inc. as a result of which P & U Inc. became a wholly owned subsidiary of PHA, and the Option Agreement terminated upon its terms. As a result of the Merger each former stockholder of P & U Inc. received 1.19 shares of Common Stock, par value $2.00 per share, of PHA. On April 6, 2000, P & U Inc. filed a Form 15 terminating its registration under Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). PHA no longer has a reporting obligation to report its holdings of PNU Common Stock under Regulation 13D-G of the Exchange Act.

CUSIP Number: 716 941 109                                         Page 5 of 11



                                    SIGNATURE

         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:  April 10, 2000



                                              PHARMACIA CORPORATION


                                              By:   /s/ Don W. Schmitz
                                                   ---------------------------
                                                     Name:  Don  W. Schmitz
                                                     Title: Secretary

CUSIP Number: 716 941 109                                        Page 6 of 11



                                   SCHEDULE I

         Name, Business Address, Principal Occupation or Employment and Citizenship of all Directors and Executive Officers of Pharmacia Corporation:

Board of Directors:
-------------------


Frank C. Carlucci
Chairman, The Carlyle Group
Suite 220S
1001 Pennsylvania Avenue, N.W.
Washington, DC  20004-2505
Citizenship:  United States

Richard U. De Schutter
Senior Executive Vice President and
Chief Administrative Officer
100 Route 206 North
Peapack, NJ  07977
Citizenship:  United States

M. Kathryn Eickhoff
President, Eickhoff Economics
Suite 400
510 LaGuardia Place
New York, NY  10012
Citizenship:  United States

Fred Hassan
President and Chief Executive Officer, Pharmacia & Upjohn, Inc.
100 Route 206 North
Peapack, NJ  07977
Citizenship:  United States

Michael Kantor
Partner, Mayer, Brown, & Platt
100 Route 206 North
Peapack, NJ  07977
Citizenship:  United States

Gwendolyn S. King
Retired Senior Vice President,
Corporate and Public Affairs, PECO
Energy Company
100 Route 206 North
Peapack, NJ  07977
Citizenship:  United States

CUSIP Number: 716 941 109                                        Page 7 of 11



Philip Leder
Chairman, Department of Genetics,
Harvard Medical School, and Senior
Investigator, Howard Hughes
Medical Institute.
100 Route 206 North
Peapack, NJ  07977
Citizenship:  United States

R.L. Berthold Lindqvist
Former President & Chief Executive Officer, Gambro AB
Gamlegardsvagen 50
S-216 20 Malmo, Sweden
Citizenship: Sweden

Olof Lund
Chairman, Enator AB
Lojtnantsgatan 21
S-115 93 Stockholm, Sweden
Citizenship:  Sweden

C. Steven McMillan
President and COO, Sara Lee Corporation
Suite 4600
Three First National Plaza
70 W. Madison
Chicago, IL  60602
Citizenship: United States

William U. Parfet
Co-Chairman, MPI Research
54943 N. Main Street
Mattawan, MI  49071
Citizenship:  United States

Jacobus F.M. Peters
Retired Chairman of the Executive Board
and Chief Executive Officer, Aegon N.V.
100 Route 206 North
Peapack, NJ  07977
Citizenship:  the Netherlands

John S. Reed
Chairman and Co-Chief Executive Officer,
Citigroup Inc.
100 Route 206 North
Peapack, NJ  07977
Citizenship:  United States


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CUSIP Number: 716 941 109                                        Page 8 of 11



Ulla B. Reinius
President, Finansfakta R. AB
Sibyllegatam 5
S-114 51 Stockholm, Sweden
Citizenship:  Sweden


John E. Robson
Senior Advisor, Robertson Stephens Inc.
100 Route 206 North
Peapack, NJ  07977
Citizenship:  United States

William D. Ruckelhaus
Principal, Madrona Investment Group L.L.C.
100 Route 206 North
Peapack, NJ  07977
Citizenship:  United States

Bengt I. Samuelsson
Professor, Karolinska Institutet
Department of MBB, Div. Chemistry II
Karolinska Institutet, Solna
S-171 77 Stockholm, Sweden
Citizenship: Sweden

Robert B. Shapiro
Chairman of the Board of Directors,
Pharmacia Corporation
100 Route 206 North
Peapack, NJ  07977
Citizenship:  United States

CUSIP Number: 716 941 109                                          Page 9 of 11



Executive Officers:
-------------------

Fred Hassan
Chief Executive Officer
100 Route 206 North
Peapack, NJ  07977
Citizenship:  United States

Richard U. De Schutter
Senior Executive Vice President and
Chief Administrative Officer
100 Route 206 North
Peapack, NJ  07977
Citizenship:  United States

Philip Needleman
Senior Executive Vice President,
Chief Scientific Officer, and
Chairman, Research & Development
100 Route 206 North
Peapack, NJ  07977
Citizenship:  United States

Goran A. Ando, M.D.
Executive Vice President and
President, Research and Development
100 Route 206 North
Peapack, NJ  07977
Citizenship: Sweden

Christopher J. Coughlin
Executive Vice President and Chief Financial Officer
100 Route 206 North
Peapack, NJ  07977
Citizenship:  United States

Timothy G. Rothwell
Executive Vice President and President,
Global Pharmaceutical Operations
100 Route 206 North
Peapack, NJ  07977
Citizenship:  United States

Hakan Astrom
Senior Vice President,
Investor Relations and Strategy
100 Route 206 North
Peapack, NJ  07977
Citizenship:  Sweden

CUSIP Number: 716 941 109                                      Page 10 of 11



Richard T. Collier
Senior Vice President and General Counsel
100 Route 206 North
Peapack, NJ  07977
Citizenship:  United States

Carrie Smith Cox
Executive Vice President and
Head, Global Business Management
100 Route 206 North
Peapack, NJ  07977
Citizenship:  United States

Mats Pettersson
Senior Vice President
100 Route 206 North
Peapack, NJ  07977
Citizenship:  Sweden

Alan L. Heller
Executive Vice President and
Head, G. D. Searle & Co. Operations
100 Route 206 North
Peapack, NJ  07977
Citizenship:  United States

Steve McMillan
Sector Vice President, Global
Specialty Operations
President and COO, Sara Lee Corporation
Suite 4600
Three First National Plaza
70 W. Madison
Chicago, IL  60602
Citizenship: United States


Birgitta Klasen
Senior Vice President, Information
Technology
100 Route 206 North
Peapack, NJ 07977
Citizenship: ***

CUSIP Number: 716 941 109                                          Page 11 of 11


Paul Matson
Senior Vice President, Human
Resources
100 Route 206 North
Peapack, NJ  07977
Citizenship:  United States

Joan H. Walker
Senior Vice President, Public
Affairs
100 Route 206 North
Peapack, NJ  07977
Citizenship:  United States